Law Offices of Joseph L. Pittera
2214 Torrance Boulevard
Suite 101
Torrance, California 90501
Telephone (310) 328-3588
Facsimile (310) 328-3063
E-mail: evlam2000@aol.com

December 29, 2008

Era Anagnosti
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549-7010

Re: CRC Crystal Research Corporation
      File Number: 333-151309

Dear Ms. Anagnosti:

This letter shall serve as CRC Crystal Research Corporation’s response to your comments received on December 24, 2008.  The Company responds to the SEC Comments as follows:

Risk Factors

Based upon your comment, we have amended the Risk Factor Disclosure with respect to Connor & Kirk Capital to reflect the changed date of the Stock Purchase Agreement (December 19, 2008), and the correct share amount (5,500,000).

Management’s Discussion & Analysis of Plan of Operation

We have added in the language with respect to the S-1 becoming effective as follows:

The Company has had a number of discussions with regard to raising capital for its business model with  PIN Financial, Dinosaur securities, Southridge Investment Group, Kareg Research, Dominick & Dominick, Finance Investments, Richmond Rhodes Equity Partners, Taglich Brothers, Longview Financial, Oppenheimer, Mercer Capital, Merrill Lynch, and others. In all discussions, members of these finance firms have stated that only upon the Company’s S-1 Registration Statement becoming effective will they be able to continue being interested in potential investments in the Company.  The Company has also had discussions with Bartholemew Investments which has had discussions with approximately 65 Pipe funds who have all expressed interest in investing in the Company once it has acquired trading status on an exchange.

Exhibit Index

We have decided to refile all of the exhibits instead of either stating that they were previously filed or incorporating them by reference.

SEC Response Letter
December 29, 2008

Effective Date

If our changes to the Registration Statement are accepted and there are no further comments we are requesting that the S-1 Registration Statement of CRC Crystal Research Corporation be declared effective by the Commission on December 31, 2008.

If there are any further questions or comments then please do not hesitate to contact the undersigned immediately.  Thank you.

Sincerely,
                                                                                            /S/Joseph Pittera
Joseph Pittera